Sol Boards Inc



ANNUAL REPORT

61239 Tetherow Dr. #211, Bend, OR 97702
http://www.golfboard.com/

The Annual Report is Dated 4.29.18

Business

Corporate Background and General Overview

Sol Boards, Inc. ("Sol Boards" or "Company"), headquartered in Bend, Oregon, has created what is now widely considered a revolutionary single-rider electric vehicle under the GolfBoard® brand. The product was initially designed for golf course use, but now has a broad range of applications beyond golf. The most obvious and widely demanded adjacent application of the Company's board offerings is the large sightseeing and tourism market. In this regard, the Company has recently developed and brought to market its new ResortBoard offering and is in the process of beta testing an all new BeachBoard offering.

Golf Course Operators are seeking ways to speed up the game and make it more attractive to a wider range of players. The GolfBoard offers a fun, faster and exciting means of traversing the course, provides a new way for golfers to experience their favorite courses, and attracts new players to the game. GolfBoard has proven to speed up the pace of play and increases the number of rounds that can be played on golf courses. We believe golf courses that deploy a fleet of GolfBoards will realize incremental revenue and improved profitability. Nearly 3,000 GolfBoards have shipped to date to approximately 300 courses worldwide.

The GolfBoard product (and its high performance SportsBoard model) is only the beginning. We have developed two new motorized boards (the ResortBoard and BeachBoard) that will allow the Company to expand far beyond golf. We are currently seeking funding to help us increase our market penetration of the 30,000+ worldwide golf course market as well as expand into the even larger sightseeing and tourism industry. Our first-mover status has resulted in quick adoption of GolfBoard with little competition, and our new ResortBoard offering has been well received. Please visit us at www.golfboard.com for more information.



Sol Board's Mission & Founders

Sol, which is an acronym for "Surf on Land", is the fundamental purpose of Sol Boards Inc. One of the Company's original co-founders, legendary big wave surfer Laird Hamilton, was instrumental in forming Sol Boards because he envisioned that our diversity of boards would, "allow riders to experience the land in a whole new way, by creating a rhythm and flow of movement through a green canvas, much like the experience surfing the ocean, but now on the earth."

Laird's longtime friend and business partner Don Wildman, who is an avid snowboarder, and who created and grew Bally Total Fitness to a $1B+ revenue company, was co-founder and an early stage investor in Sol Boards. He believed that Sol Boards offerings would, "allow golfers, or anyone who rides our boards, the opportunity to have the same sensation of snowboarding, but now in the summertime, on the golf course or anywhere someone wants to go."

With board sports already a massive marketplace, Sol Boards Inc is uniquely positioned to command significant market share. The company's fans, followers, investors, and management team all agree that golf is just the beginning for Sol Boards. Someday soon, consumers will be able to enjoy riding our ResortBoard on paved and / or packed backcountry trials at destinations globally, plus enjoy BeachBoarding at ocean and lake-front properties.

Developmental History and Milestones

The original concept for GolfBoard arose when Don Wildman and Laird Hamilton were discussing the slow pace of play in golf, as well as the lack of enjoyment and sedentary behavior of riding in a golf cart. Wanting to make golf more active and fun, they decided to develop a motorized single rider vehicle designed to mirror the experience of riding a surfboard or snowboard. The GolfBoard offers golfers a more environmentally friendly, fast and fun way to go from shot-to-shot (the activity is now known as "GolfBoarding").

In late 2012, Sol Boards was launched in order to design and build a board specifically for golf. With its headquarters established in Bend, Oregon in 2013, the Company began beta testing an electric 4-wheel drive board at the Tetherow Golf Resort, which has since grown its own GolfBoard fleet to more than 30 boards. After demonstrating strong proof of concept at Tetherow, the GolfBoard was introduced to the golf industry at the 2014 PGA Merchandise Show and won the prestigious "Best New Product for Golf" award.

Over the following three years the Company sold nearly 3,000 boards, with GolfBoard rental fleets now on approximately 300 courses in 7 countries worldwide. There are now over 100,000 registered GolfBoard users, with nearly one million uses and rounds played. GolfBoard is quickly becoming a highly recognized brand with over 70 million GolfBoard video views, and over one million unique visitors to GolfBoard.com, generating over two million page-views.

Another key milestone Sol Boards achieved is a meaningful reduction in our cost of goods sold in late 2017, which has enabled the company to offer fleet discounts which are expected to drive higher sales volume in 2018. Additionally, our new boards also go approximately 30% farther on a single charge, taking maximum range up to 18 miles and typically 27 holes for highly active riders.

Sol Boards is now growing its audience by extending its product line with the Company's new ResortBoard and BeachBoard offerings. In 2017 the company completed several successful ResortBoard beta tests at 5 ski resorts on the east coast and expects even broader adaption of our ResortBoard offering in the years ahead as the Company targets the large sightseeing and tourism markets. The BeachBoard prototypes have been in test for many months and the Company plans to begin testing BeachBoards at ocean and lake-side rental centers in the summer of 2018.

Competition

To our knowledge, there is only one motorized, single-rider product that directly competes with our GolfBoard electric boards in the US – "Golf Skate Caddy" ("GSC"). With far greater market pentation in the US (over 95% market share), GolfBoard is clearly the US industry leader. We expect steady international growth as new distributors come on-board and the company ramps up its worldwide distribution efforts.

So far, the only direct competition in the US has been with GSC. Fortunately, repeated head-to-head comparisons of GolfBoard to GSC at tradeshows and other golf industry events demonstrates the consumers' strong preference for GolfBoard. It would now appear that GSC may have retreated away from the US market, as they did not participateat the 2018 PGA Merchandise Show, and have not been providing competitive bids to any US courses that GolfBoard has targeted.

We believe there are key product differentiators driving GolfBoards' greater popularity:

- One-touch thumb throttle speed control for enhanced ease-of-use
- Sophisticated and reliable automatic braking system (reflected in our patent pending design)
- Rear-axle lock parking brake for holding the board firmly in place even on steep hills
- Strong and well-tested stability bar with dual hand hold positions
- Lower center of gravity for greater stability
- Sleek ergonomic design
- Overall design and manufacturing made in the USA
- Broad insurance company acceptance and coverage

GolfBoard is able to offer large clients fleet discounts that reduce their cost per board equal, or below, the competition. As such, GolfBoard provides a superior product at a great value.

Pricing Comparison:
Golf Skate Caddy: $4,850 - $5,125
MK GolfBoard (Germany): $4,600-$5,650
GolfBoard: $4,495 -$6,500

Employees and Key Management

Sol Boards has been able to successfully outsource many of its key business functions (including most notably manufacturing & service – to Microcast Technologies (MTC) in Linden, New Jersey, and accounting to Wells Levitt, in Venice, California, thereby enabling the company to reduce its employee headcount and expenses. As of April 1ˢᵗ, 2018, the Company has just 3 full-time employees (President – Jeff Dowell, National Sales Director - Jeff Harbertson, and Director of Communication and Client Relations – Jim Black).

The Company's CEO (John Wildman) and CFO (Ali Fakhari) have agreed to work as consultants on a non-exclusive basis, which helps reduce the Company's payroll and expenses. As of April 1ˢᵗ, 2018 the Company engages one International Sales Director and five Regional Sales Managers, as well as engages 21 Territory Sales Managers who work on a part-time and commission-only basis to sell boards. The Company intends to engage up to 40 more territory managers by the end of Q2, 2018.

Component Supply. While we have made strong progress in product development and client adoption, GolfBoard sales declined in Q2 and Q3 of 2017 vs prior year largely due to an unanticipated disruption in the supply of its custom-built lithium-ion battery, as our battery manufacturer experienced some transition difficulties when moving their assembly facility from Poland to the US, causing a 2-month suspension in batteries during our peak sales season.

The Company has now identified a second battery supplier which can provide custom-built lithium-ion battery packs the size and specifications required for the Company's boards. This new battery supplier has now successfully fulfilled an initial order that has been fully field tested and has proven to provide various battery pack enhancements that improve durability and monitoring.

The identification of a second battery pack supplier will help the Company avoid future sales disruption caused by any shortfall in the supply of this critical component. However, the Company may remain vulnerable to battery or other key component supply shortfalls which disrupt future sales and deliveries. The Company will do it best to address future key component shortages, if and when they occur.

Weather and Seasonality. In 2017, severe hurricanes in both Texas and Florida caused significant business disruption. The Company's sales in these major markets were negatively affected, taking new board sales to near zero in these key markets for several months.

These unanticipated weather events demonstrate the Company's dependence on suitable weather conditions to achieve its new board sales projections. Such factors that prevent courses from opening or force courses to meaningfully decrease the number of golf rounds played, can negatively impact the Company's ability to successfully market and sell new GolfBoards.

While severe weather events may be temporary, many northern golf courses have a limited season of operations (usually 6 to 8 months). As such, any unfavorable weather event during their peak season will likely cause the course to defer new capital investments to the following year, or longer. GolfBoard sales in the Texas and Florida markets have still not fully rebounded.

STAFF INACTIVITY AND TURNOVER. Sol Boards depends primarily on part time Territory Sales Managers (TMs) who are freelance consultants to the Company, and work on a commission-only basis. Events that negatively impacts the Company's ability to deliver its boards in a timely manner can lead to TM inactivity or resignation. The Company needs to continuously monitor, assist and encourage TMs to ensure they are meeting productivity targets or to replace them as needed.

The 2-month battery supply problem and subsequent 2 hurricanes in 2017 led to TM turnover that reduced our TM staffing level from 50+ people at the start of the year to approximately 20 by year end. The Company has now engaged a professional recruiter to return the Company's TM team to 60+ people by the end of Q2 2018.

ADDITIONS TO TARGET MARKET. While the Company has historically focused on selling fleets of boards to courses, increasing interest by individual buyers represents a potentially significant growth opportunity. Going forward the Company intends to offer private and semi-private courses the ability to earn commission on GolfBoards purchased by their members and guests. This commission incentive should also help the Company get greater access to member and guest databases for conducting outreach marketing, as well as authorization for the Company to conduct special events promoting GolfBoard use and purchase on the courses.

As the Company has historically only sold one or two personal use boards per month, the successful expansion of the sale of personal use boards is uncertain. However, there is strong empirical evidence that personal use boards will grow once courses formally endorse the use of GolfBoards, as usage restrictions have been the primary gating issue limiting the growth of direct to consumer sales. The current 300 courses allowing GolfBoard use are priority candidates for earning commissions on personal sales to their members and guests.

Legal Proceedings

There are no legal proceedings material to the business or financial conditions pending, and to the best of the Company's knowledge there are now no such legal proceedings contemplated or pending.

Intellectual Property

Sol Boards Inc owns all board designs and other intellectual property, such as product names, websites(s), user and client data bases, owner's manual(s), operating procedures and instructional materials. It has been awarded 1 patents in the United States, and 3 (three) additional "Continuation in Part" applications currently pending approval. The Company has also been awarded an EU Trademark for "GolfBoard", which it currently owns in the US as well.

Indebtedness

As of April 27th, 2018, the Company has approximately $175K of available cash, with approximately $145K in deferred payables, plus approximately $330K in deferred compensation and royalties. As of April 2018, the company has fully repaid its ExWorks $400K term loan and reduced its ExWorks revolver of $1.6M to approximately $180K. Additionally, the Company has outstanding debt

of approximately $2.5M plus $800K of deferred interest, which is primarily due between 2019 and 2020. This indebtedness excludes equipment financing agreements with Golf Capital Group (GCG) and Bay Cap Leasing (Bay Cap), which are described in greater detail in the "Related Party Transactions" section.

Previous Offerings

In Q4 2016 and continuing through February 2017, the Company sold approximately 800,000 shares of class B stock via the Company's Title III (Reg CF) offering. The $1M in proceeds were largely used to pay deferred payables, provide working capital, and do ongoing product development.

In Q1 2017 and continuing through Q1 2018, the Company sold approximately 800,000 additional shares of class B stock via the Company's 506C (Reg D) offering. The $1M in proceeds were largely used for new product development, debt repayment and to provide working capital.

<p style="text-align:center;">RISK FACTORS – April 27th, 2018</p>

DISCLAIMER. Except as may be specifically stated otherwise herein, the risk factors set forth speak only as of the date listed above ("Disclosure Date"). Neither the subsequent delivery of this document nor any sale of shares of the Company's stock shall be deemed a representation that there has been no change in the affairs, prospects or attributes of Sol Boards, Inc. ("Company") since the Disclosure Date. This disclosure statement supersedes all prior versions. From and after the Disclosure Date, prior versions of this disclosure statement may not be relied on.

BACKGROUND. Company is an early stage company that, among other planned activities, sells a four-wheel drive electric powered single rider board under the trade name **GolfBoard®**. The Company will develop and sell other products and services, including, without limitation, its ResortBoard and BeachBoard products. These additional board offerings are electric 4-wheel drive personal mobility and transportation devices used primarily for sightseeing and tourism.

GENERAL STATEMENT OF RISK. Company has limited financial and operating history. Any investment in the Company's Stock (Class A or Class B) involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks the Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN SOL BOARD INC. SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.

*** RISK OF UNDERSUBSCRIPTION***. The Company is attempting to raise a total of $5M through its stock offering(s) of up to 3.2M shares of Class B stock. As of December 31st, 2017, the Company has raised $1,733,875 through an initial Title III offering and subsequent 506C offering. The Company plans to launch an additional $1M Title III offering in 2018, followed by a Title IV offering to raise an additional $2M (and / or other offerings) in the future.

While the Company has successfully raised an additional $177,000 in the first quarter of 2018, its planned, subsequent Title III and Title IV offerings may not be fully subscribed, meaning that less than $5M is raised. If so, the Company may be at material risk of being unable to execute its business plan and may be unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk), and may be unlikely to be able to achieve its financial projections.

There can be no guaranty that the Company will succeed in raising an additional $3M through the planned offerings or that the proceeds will be sufficient for the Company's capital needs. Further, if

the Company does succeed in raising an additional $3M through these offerings, there can be no guaranty that the Company will successfully implement its business plan or achieve its financial projections, or that such proceeds will be sufficient for the Company's capital needs. However, the Company has launched a "Test the Water" campaign to measure investor interest in participating in the Company's future stock offering at a project offering price of $2.05 per share, and has received an indication of interest from 65 potential investors for 503,295 shares, for a potential of $1,058,167 in total new equity investment in Sol Board Inc.

AUDIT DELAYS DUE TO AUDIT FIRM DISENGAGEMENT. The Company must complete an audit of its 2016 and 2017 financial statements prior to proceeding with either its subsequent Title III or Title IV offerings. The completion of the 2016 audit has been delayed by the withdrawal of engagement of its previous audit firm. While the Company is currently seeking to replace its audit firm, there can be no assurance that the Company will complete the required audit in time to proceed with its intended 2018 Title III offering or subsequent Title IV Offering and carry out its proposed business plan.

RESTRICTIONS ON TRANSFER. The Company's shares have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the Shares. A purchaser of the Shares may not offer, sell, transfer, pledge, or otherwise dispose of the Shares unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws.

Additionally, Shares purchased cannot be resold for a period of one year, unless the Shares are transferred:

- To the Company;

- To an accredited investor;

- As part of an offering registered with the Securities and Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the Shares. The certificates for all Shares shall contain a legend referencing these and other applicable restrictions on transfer.

NO OVERSUBSCRIPTIONS ACCEPTED. The amount of the Company's planned Title III Offering is capped at $1,000,000 pursuant to applicable law, and there are additional limits on the amount of investment that may be accepted from individual investors. No oversubscriptions will be accepted in connection with the Company's future stock offering(s), which means that the Company reserves the right to reject all or part of any subscription.

GENERAL RISK FACTORS. Risk factors faced by Company include, but are not limited to: (i) potential future competition from competitors (who may be well established in the golf industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital; (iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) mechanical or other failure of Company's products or

its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; (vi) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products (vii) development risks; (viii) lack of successful diversification of Company's products; (ix) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (x) uninsured loss; (xi) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (xii) general economic conditions and volatile market conditions that are beyond Company's control; (xiii) sales and marketing risk and development of distribution channels; (xiv) Company generally faces a long sales cycle to golf courses; (xv) low profit margins and continued pressure on profit margins; (xvi) difficulty in forecasting sales volume, including for new non-golf uses and international markets; (xvii) potential conflicts of interest; (xviii) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xix) Company anticipates it may face significant retrofit and redesign costs which could exceed established reserves or exceed contractual obligations of Microcast Technologies Corp (MTC), the Company's contract manufacturer, to remediate such costs, or both; (xx) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xxi) warranty claims.

RELATED PARTY TRANSACTIONS. Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long-term manufacturing agreement with Microcast Technologies Corp. ("MTC"). Company has a long term Note Payable to MTC initially totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of this initial $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company has a services agreement with MTC, which provides for MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman is a material shareholder of the Company. Company has a long term note payable to Don Wildman with a current outstanding balance of approximately $500,000 plus interest (with attached warrants).

John Wildman. John Wildman, the Company's Chief Executive Officer, is the son of Don Wildman, a material shareholder of, and lender to the Company.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales of certain products (including, without limitation, the GolfBoard), which will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of future stock offerings. Laird Hamilton was previously on the Company's board of directors, but resigned in Q1, 2018. However, he will continue to act as an ambassador of Sol Boards and its products as per the endorsement agreement.

GB Leasing. Company has entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse),

Star Faraon, and Laird Hamilton, all of whom are currently or have previously been directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing.

The terms of the "Factoring Agreement" were to provide capital to finance Demo and Trial board programs. The Company has secured financing from an unrelated third party (Bay Cap Leasing) introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Ivy Venture Partners. The Company has engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, including Laird Superfood (see discussion of Mr. Hamilton above). To assist the Company with its cost savings initiatives, and to help avoid any potential conflicts of interest, James Williams resigned as Sol Boards CSO effective April 4th , 2018.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

Bay Cap Leasing. The Company frequently deploys small 4 board fleets of GolfBoards for one and two week free "mini-trials" at the courses of potential new clients as a way to build client confidence in the popularity of its GolfBoard offering. At the conclusion of these mini-trials, the client will typically order their own fleet of GolfBoards and the trial boards are then moved to another location.

The Company has previously financed the purchase of trial boards via an equipment finance agreement with Bay Cap leasing at a cost of between $3,000 and $3,500 per board repaid over 24-months. The company has executed 6 agreements with Bay Cap Leasing for a total of 119 boards, of which 4 of these loans for 54 boards are now paid in full. There are still 2 Bay Cap loans outstanding for 65 boards for $210,00 in total, which continue until December 2019

Golf Capital Group. The Company will from time to time enter into short term 2 to 6 month rental agreements for which the client pays monthly for the short time use of a fleet of the Company's owed boards (typical 4 to 8 units per golf course). The Company has used Golf Capital Group to finance 62 boards deployed in short term rentals. There are 3 Golf Capital Group loans for total of approximately $430K, which continue for 3 years.

PROJECTIONS AND ESTIMATED COSTS: All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. Among the assumptions are that Company has entered into a services agreement with MTC by which Company's monthly service expenses will be fixed at $10,000 per month. The Company has successfully entered into a service agreement with MTC but this service agreement can be canceled by either party at any time. If the service agreement is canceled by MTC, and the company cannot service its boards itself for a total cost of no more than $10,000 a month, there could be a material adverse impact on Company's financial results and projections.

In reviewing those estimates and projections, investors need to be aware that such assumptions include that the Company's customer base will grow at a certain rate, and that sales and rental of products will increase significantly over time. Therefore, although estimated costs and projections have been made in

good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, there are a number of conditions beyond Company's control which could materially impact costs, and projected operating results, including among others, changes in government regulations, changes in general economic conditions, which may affect the amount and time frame within which capital funding for Company is raised.

RISK OF MANAGING GROWTH. Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

OFFERING PRICE. The offering price for the Shares was established by the board of directors and management of Company and is not based on any independent evaluation of Company nor any correlation to Company's book value or any historic earnings per share. Among the factors utilized by management and the board of directors in establishing the share price for its shares were potential future revenue and earnings of the Company projected by management based on the assumptions that both the planned Title III Offering and the subsequent Title IV Offering are successful, and that the objectives in the business plan are fully achieved. There can be no assurance that Company will raise sufficient capital and will successfully execute on its business plan or that the shares could ever be resold at or above the offering price or for any price.

TAX CONSEQUENCES. The tax consequences of investing in the Shares will depend on the purchaser's particular circumstances. Neither Company, nor any of its directors, officers, shareholders, agents, employees, affiliates, consultants or representatives are responsible or liable for the tax consequences of an investment in the Shares. Purchasers must look solely to, and rely on, their own advisors with respect to the tax consequences of any investment in the Shares and should consult with their own attorney regarding all legal and tax matters concerning making an investment in the Shares and the resulting tax consequences. Neither Company nor any representative of Company has made any promise or any guaranty that any income, gain or tax benefits will be realized from investing in any of the Shares.

SPECULATIVE INVESTMENT. There is no guaranteed return on any investment in the Shares. The Shares are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the Shares because the Shares are subject to substantial transfer restrictions and because no public market exists for the Shares. No federal or state agency has made any recommendation or endorsement of any of the Shares or any finding or determination as to the fairness or quality of the Shares as an investment.

LEGAL CLAIMS:

Altered Electric Skateboards. Altered Electric Skateboards/Chase Boards, LLC sent Company a demand letter dated January 17, 2014, alleging certain claims of patent infringement against Company. Company and its patent counsel reviewed the claims and responded in writing, explaining Company's and its patent counsel's position and belief that its product(s) is not covered by the claims of Altered Electric Skateboards'/Chase Boards, LLC's patents. Company's position continues to be that its product(s) is not covered by the patent claims and Company is not aware of any related legal action having been initiated. There have been no subsequent communications from Altered Electric Skateboards/Chase Boards, LLC.

"Surf The Earth" Trademark. Counsel for Scott Benston *dba* Surf The Earth sent Company a cease and desist letter dated November 13, 2015, alleging that Company was infringing on Mr. Benston's rights to the SURF THE EARTH trademark. Company and its trademark counsel reviewed the demand and responded by letter dated December 17, 2015 summarizing Company's position that the goods and/or services each party offers under the SURF THE EARTH mark are distinguishable and that no infringement exists. Mr. Benston's counsel responded by letter dated January 15, 2016 further alleging infringement and related claims. The parties have now entered into a settlement agreement that will allow Company to continue use of the SURF THE EARTH mark under license in perpetuity for a nominal fee of only $5,000 per year, or 5% of apparel sales, whichever is the greater (the Company does not sell apparel at this time).

GOVERNANCE:

Super Majority. The bylaws of Company include, and the articles of incorporation of Company allow, without limitation, certain super-majority voting standards for actions by Company's board of directors and Class A Voting Common Stock.

Voting Agreement. Company has been advised that a group of shareholders and anticipated future shareholders that currently own, and may continue to own, a majority of the shares of common stock in Company, currently anticipated to include Dean Fuschetti, Michael Fuschetti, Steven Fuschetti, Richard J. Fuschetti, Jr., Don Wildman, John Wildman, Laird Hamilton, Paul Hodge and Starling Faraon, entered into a voting agreement related to how they will vote their shares for directors of Company (and potentially how they will vote for other matters), the substance of which is anticipated to be that they will vote for John Wildman, Dean Fuschetti, and Starling Faraon to serve as directors and that with the Q1 2018 resignations of Paul Hodge and Laird Hamilton from the Company's board (as they have decided to collaborate and focus on the devolvement and growth of Laird Super Foods), these 3 remaining directors are likely to serve as Company's directors for the foreseeable future.

SECURITIES OFFERINGS. Company has not caused the Class B Stock offered in this Offering, or any securities in any of its previous offerings, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B Stock for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for its Offerings. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b) and 506(c) for prior offerings.

There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering and its other securities offerings have been made in material compliance with all applicable laws and regulations. There is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering, or have conducted prior offerings, in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that did not or does not materially comply with all applicable laws and regulations.

If Company offers the Shares, or previously offered any securities, in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands. Company may also elect to accept investments from foreign investors as part of the offering or in subsequent offerings. There is a risk that any such transaction could be found to violate the laws of the applicable foreign jurisdiction, which could result in fines, restrictions or other consequences to the Company.

INSIDER INTENT TO SELL: Paul Hodge previously disclosed that he anticipates selling a significant portion of his shares of common stock in Company or options to acquire such stock, to help fund other business ventures (including GB Leasing) but that Mr. Hodge intended to maintain at least 55,920 shares of stock in Company immediately after any such sale.

ABSENCE OF DIVIDENDS. Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends to the extent it has cash available to do so and may pay dividends in the future if it has cash available to do so.

NO PREEMPTIVE RIGHTS. Company has waived preemptive rights. No shareholders in Company have any preemptive rights.

NON-VOTING SHARES. The rights of holders of Class B Shares and of Class A Voting Common Stock of Company (both classes of stock may be referred to together as "Common Stock"), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the

Class B Shares are non-voting. **The Class B Shares have no voting rights except as may otherwise be required by applicable law and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote.**

Company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Shares. In the event of a liquidation, dissolution or winding up of Company, holders of Common Stock are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that Company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock's rights to Company assets in the event of a liquidation, dissolution, or winding up of Company and priority and rights with respect to any dividends.

INDEMNITY OBLIGATIONS. Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Oregon. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of shareholders or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company. Company has also assumed other indemnity obligations by contract, which could obligate Company to assume significant liabilities and expend significant sums.

DILUTION. In the event Company requires additional financing at any time, including without limitation, after either or both of the Offering and the Subsequent Offer, it may sell additional preferred or common stock, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, and may grant stock options, phantom equity, preferred or common stock or other form of incentive compensation to employees or others, all of which will cause the purchaser of the Class B Shares to suffer dilution. Purchasers of the Class B Shares may experience further dilution, especially to the extent that such additional shares or other equity may be issued at a price less than the price paid for the Class B Shares in this offering.

EMPLOYEES & CONTRACTORS.

Employment Laws. Employment laws are complex, technical and evolving. The Company uses contractors. It is possible that a federal or state agency or court could challenge these characterizations or attempt to reclassify any such contractors, or any other contractors of the Company, as employees. It is also possible that Company may be found or alleged to be in violation of, or having violated, one or more of such laws or regulations, including, without limitation, laws and regulations related to the classification of workers, which could result in legal action, fines or other actions against or related to Company, any of which could be disruptive to Company and cause it to incur significant expense.

No Restrictive Covenants. Company's ability to restrict its employees and contractors from competing against Company or soliciting Company's clients or employees is limited under applicable law. Company does not or may not have enforceable noncompetition or non-solicitation agreements with any or all of its senior management and other employees and contractors. It is possible that one or more of Company's employees or contractors (or former employees or contractors) will or could, directly or indirectly, compete against Company or solicit Company's clients or employees. Any such actions could be damaging to Company and its business.

CAUTIONARY STATEMENTS. PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE SHARES, COMPANY, AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SHARES. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS."

CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS." SUCH FORWARD LOOKING

STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS ARE SUMMARIZED HEREIN, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE A COMPLETE STATEMENT OF THOSE PROVISIONS OR OF ALL OF THE TERMS OR PROVISIONS OF SUCH AGREEMENTS, TRANSACTIONS OR RELATIONSHIPS.

I, John Wildman, the Chairman and CEO of Sol Boards Inc., hereby certify that the financial statements of Sol Boards, Inc. and notes thereto for the periods ending December 31st, 2016 and December 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $-1,437,624; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th day of April, 2018 (Date of Execution).



(Signature)

(Title) Chairman & CEO

(Date) 4/27/2018

SOL BOARDS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2017

SOL BOARDS, INC.
Index to Financial Statements
(unaudited)

SOL BOARDS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2017
(unaudited)

	2016	2017
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 57,117	$ 105,562
Accounts receivable - trade, net	$ 33,759	$ 134,750
Inventories	$ 350,157	$ 741,063
Prepaid Expenses	$ 32,018	$ 45,374
TOTAL CURRENT ASSETS	$ 473,051	$ 1,026,748
EQUIPMENT, NET	$ (110,837)	$ (202,931)
OTHER ASSETS	$ 721,500	$ 1,184,500
TOTAL ASSETS	$ 1,083,714	$ 2,008,317

LIABILITIES AND SHAREHOLDER EQUITY (DEFICIT)

	2016	2017
CURRENT LIABILITIES		
Accounts payable	$ 535,557	$ 640,065
Accrued expenses and other liabilities	$ 1,519,577	$ 1,612,288
Note payable	$ 2,274,160	$ 2,618,308
TOTAL LIABILITIES	$ 4,329,293	$ 4,870,661
SHAREHOLDERS' EQUITY (DEFICIT)	$ (3,245,579)	$ (2,862,344)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT	$ 1,083,714	$ 2,008,317

SOL BOARDS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

		2016		2017
NET SALES	$	4,792,142	$	3,643,170
COST OF SALES	$	3,313,392	$	2,601,594
GROSS PROFIT	$	1,478,751	$	1,041,576
OPERATING EXPENSES				
Advertising, Promotion & Development	$	210,748	$	169,155
Bank Fees & Commissions	$	146,676	$	47,403
Computer, Internet & Insurance	$	172,420	$	176,964
Salaries, Wages, Meals & Entertainment	$	1,080,368	$	1,272,183
Options, Legal, & Professional Fees	$	423,532	$	91,626
Rent, Utilities, Travel & Bad Debt	$	84,503	$	126,906
Royalties & Other	$	94,997	$	90,663
TOTAL OPERATING EXPENSES	$	2,213,244	$	1,974,899
EARNINGS BEFORE TAXES, DEPRECIATION AND AMORTIZATION	$	(734,494)	$	(933,324)
Taxes	$	(715,000)	$	(459,520)
Depreciation	$	103,800	$	93,420
Interest	$	599,330	$	504,904
NET LOSS	$	(722,624)	$	(1,072,127)

SOL BOARDS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

	Capital Invested	Accumulated Deficit	Total Net Shareholder's Equity (Deficit)
BALANCES - Beginning of Year	$ 883,847	$ (4,307,619)	$ (3,423,772)
New Issuance	$ 1,633,555		$ 1,633,555
Net Loss		$ (1,072,127)	$ (1,072,127)
BALANCES - End of Year	$ 2,517,402	$ (5,379,746)	$ (2,862,344)

SOL BOARDS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2017
(unaudited)

		2016		2017
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	(722,624)	$	(1,072,127)
Increase/Decrease in Accounts Receivable	$	8,749	$	(100,991)
Increase/Decrease in Inventories	$	1,370	$	(268,788)
Increase/Decrease in Prepaid Expenses	$	(1,361)	$	(13,356)
Increase/Decrease in Accounts Payable	$	(75,221)	$	(119,658)
Increase/Decrease in Accrued Expenses/Other Liabilities	$	112,924	$	(8,360)
Increase/Decrease in Retrofit and Warranty Reserve	$	5,667	$	-
Increase/Decrease in Other Current Assets and Liabilities	$	(79,880)	$	(7,329)
NET CASH USED IN OPERATING ACTIVITIES	$	(750,377)	$	(1,590,610)
CASH FLOWS FROM INVESTING ACTIVITIES				
Depreciation	$	103,245	$	93,420
Deferred Tax Asset	$	(715,000)	$	(460,000)
Purchase of property and equipment	$	(5,000)	$	(4,325)
NET CASH USED IN INVESTING ACTIVITIES	$	(616,755)	$	(370,905)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from short-term debt	$	394,353	$	(94,451)
Proceeds from financing lease payable	$	517,079	$	350,975
Proceeds from long-term debt	$	139,414	$	201,924
Payments on long-term debt	$	-	$	(82,044)
Payments on financing lease payable	$	-	$	-
Paid in Capital	$	239,850	$	-
Retained Earnings	$	-	$	9,692
Issuance of common stock	$	-	$	1,623,863
NET CASH USED IN FINANCING ACTIVITIES	$	1,290,695	$	2,009,960
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$	(76,437)	$	48,445
CASH AND CASH EQUIVALENTS - Beginning of year	$	133,554	$	57,117
CASH AND CASH EQUIVALENTS - End of year	$	57,117	$	105,562

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – NATURE OF OPERATIONS

Formed in Oregon

Sol Boards, Inc. was formed on March 1, 2013 ("Inception") in the State of Oregon. The financial statements of Sol Boards, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bend, Oregon.

Expanding to Other Verticals

Sol Boards, Inc., has created what we believe is a revolutionary single rider electric vehicle. Our main product, the GolfBoard, was designed initially for golf course use, but has a broad range of applications beyond golf and we have expanded our offering to suit the personal transportation needs of resorts, beaches and other verticals.

Global Brand Awareness

Golf courses that deploy a fleet of GolfBoards can realize incremental revenue and improved profitability by speeding up the pace of play, attracting new players, and increasing the number of rounds played. With nearly 3,000 GolfBoards used daily on approximately 300 golf courses in 7 countries, the contagious attraction of "Surfing The Earth" from shot to shot has been demonstrated worldwide.

Drafting off GolfBoard's success in golf, and global brand awareness created by more than 70 million GolfBoarding viral video views, Sol Boards, Inc. is leveraging its unique proprietary technology to expand into new segments with its ResortBoard, BeachBoard and SportsBoard offerings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale, lease and rental of its board products across its various sales channels (e.g., direct and online) in both domestic and international markets when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company plans to account for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Oregon state jurisdiction. The Company is subject to potential U.S. Federal, state and local income tax examinations by tax authorities from January 1, 2015.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Inventory
The company maintains a fleet of proprietary personal recreational vehicles, which are deployed at various locations around the United States. These vehicles are reported on the financial statements at fair value. As the Company's major product is a new category in the market without sufficient history of resale, fair value is calculated at cost basis less depreciation.

Debt
The Company has multiple sources of debt financing: long-term equipment loans, short term PO financing, short term receivables financing, long-term Accounts Payable, deferred payroll, and traditional convertible notes. The aggregate value of these commitments is $2,618,308.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We do not have any long-term contractual obligations or commitments beyond the debt described above.

NOTE 5 – STOCKHOLDERS' EQUITY

The Company has authorized the issuance of 9,600,189 shares of our common stock with par value of $0.00001. As of December 31st, 2018, the company has issued 7,787,289 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long-term manufacturing agreement with Microcast Technologies Corp. ("MTC"). Company has a long term Note Payable to MTC initially totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of this initial $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company is currently negotiated a services agreement with MTC, which provides for

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2017

MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman is a material shareholder of the Company. Company has a long term note payable to Don Wildman with a current outstanding balance of approximately $500,000 plus interest (with attached warrants).

John Wildman. John Wildman, the Company's Chief Executive Office, is the son of Don Wildman, a material shareholder of, and lender to the Company.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales of certain products (including, without limitation, the GolfBoard).

To date, Hamilton has deferred royalty payments of approximately $185K, which if Hamilton agrees to accept warrants or options, instead of cash payment, will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of future stock offerings.

Laird Hamilton was previously on the Company's board of directors, but resigned in Q1, 2018. However, he will continue to act as an ambassador of Sol Boards and its products as per the endorsement agreement.

GB Leasing. Company has entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently or have previously been directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing. The terms of the "Factoring Agreement" were to provide capital to finance Demo and Trial board programs. As such, the Company has secured financing for Demo and Trial boards from an unrelated third party (Bay Cap Leasing) introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

Ivy Venture Partners. The Company has engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, including Laird Superfoods (see discussion of Mr. Hamilton above). To assist the Company's with its cost savings initiatives, and to help avoid any potential conflicts of interest, James Williams resigned as Sol Boards CSO effective April 4th, 2018.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

Bay Cap Leasing. The Company frequently deploys small 4 board fleets of GolfBoards for one and two week free "mini-trials" at the courses of potential new clients as a way to build client confidence in the popularity of its GolfBoard offering. At the conclusion of these mini-trials, the client will typically order their own fleet of GolfBoards and the trial boards are then moved to another location.
The Company has previously financed the purchase of trial boards via an equipment finance agreement with Bay Cap leasing at a cost of between $3,000 and $3,500 per board repaid over 24-months. The company has executed 6 agreements with Bay Cap Leasing for a total of 119 boards, of which 4 of these loans for 54 boards are now paid in full. There are still 2 Bay Cap loans outstanding for 65 boards for $210,00 in total, which continue until December 2019

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 30th, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements
.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Sol Boards, Inc. was formed in 2012 in the State of California and subsequently moved its headquarters to Bend, Oregon as of 2013. As per the Company's amended bylaws, the Company's Chairman has financial oversight and control regarding the use of: (i) the proceeds of any debt or equity raised by the Corporation ("Outside Funds"); and (ii) all proceeds received by the Corporation from the sale of its products ("Sales Proceeds"); with said financial control including, without limitation, the right and authority of the Board Chair to establish and control one or more segregated accounts into which such Outside Funds and Sales Proceeds are deposited and maintained, and from which the Board Chair may cause such Outside Funds and Sales Proceeds to be disbursed for the Corporation's purposes.

Basis of Presentation and Going Concern

The Company is subject to a number of risks similar to those of other early stage companies, including dependence on key individuals; successful product development; effective marketing and branding; generation of revenues; dependence on outside sources of financing; risks associated with protection of intellectual property; and competition with larger, better-capitalized companies. Ultimately, the attainment of profitable operations is dependent on future events, including the Company effectively increasing staffing levels of its commission only Territory Sales Managers and generating a level of revenues adequate to support the Company's cost structure

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring losses since its inception. The Company incurred a net loss of approximately $-1,072,127 for the year ended December 31, 2017 and had an accumulated deficit of $-4,307,619 as of December 31, 2017. To help ensure that going forward the Company generates sufficient cashflow to pay all its operating expenses, effective April 1st, 2018, management has taken steps to reduce costs, including (i) reducing in cost of goods sold, (ii) reducing salaries, wages, and benefits, plus (iii) repaying its $400K ExWorks term loan and reducing its $1.6M revolver to approximately $185K.

Since inception, the Company has financed its activities principally through equity and debt financing. While, the Company has recently taken significant steps to reduce operating costs, management expects that until it significantly increases its Territory Sales Manager staffing level (expected to be completed by end of Q2 2018), it may incur additional losses.

The Company is uncertain whether its cash balances and cash flow from operations will be sufficient to fund its operations for the next twelve months. The precise amount and timing of the funds needed for working capital cannot be determined accurately at this time, and will depend on a number of factors, including the market demand for the Company's products, the Company's ability to identify, attract and retain qualified Territory Sales Managers, average time needed to complete the sales process then build and ship boards, plus willingness of key vendors to continue to provide deferred payment terms. The company intends to raise up to $1M of additional funds though a planned Q3 / Q4 2018 Title III stock offering and subsequent $2M Title IV stock offering to help finance product development and growth of its non-golf product offerings, and if needed provide the necessary working capital to continue as a going concern.

Fiscal Year End

Company has a fiscal year end of December 31, 2017.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to which, deferred income taxes are recorded to reflect tax consequences on future years for differences between the tax basis of assets and liabilities and financial reporting amounts at each year end.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization and includes expenditures that substantially increase the useful lives of existing property and equipment. Maintenance, repairs, and minor renovations are expensed as incurred. Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in the results of operations. The Company provides for depreciation of property and equipment using the straight-line method over the estimated useful lives or the term of the lease, as appropriate, which is 5 years for equipment.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value. The Company provides inventory write-downs based on excess and obsolete inventories determined primarily by future demand forecasts. The write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand and charged to the provision for inventory, which is a component of cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

SOL BOARDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
DECEMBER 31, 2017

Revenue Recognition

The Company recognizes revenues when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Accounts Receivable

We analyze the age of customer balances, historical bad-debt experience, customer creditworthiness, and changes in customer payment terms when making estimates of the collectability of the Company's trade accounts receivable balances. If we determine that the financial conditions of any of our customers has deteriorated, whether due to customer-specific or general economic issues, an increase in the allowance may be made. Accounts receivable are written off when all collection attempts have failed.

Foreign Currency

The functional currency of the Company is the United States dollar.

Fair Value of Financial Instruments

Financial assets and liabilities recorded at fair value in the Company's Balance Sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The categories, as defined by the standard, are as follows:

- Level 1 – Inputs are unadjusted to quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level 2 – Inputs, other than quoted prices included in Level 1, which are observable for the asset or liability through corroboration with market data at the measurement date.
- Level 3 – Unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

For certain of our financial instruments, including accounts receivable, accounts payable, and accrued expenses, the carrying amounts are approximate fair value due to their short-term nature.

Research and Development Costs

Research and development costs are charged to expense as incurred.

<u>Risks and Uncertainties</u>

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, competition, technological advancements that render our technology obsolete, or changes in governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations

<u>Concentration of Credit Risk</u>

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

<u>Stock-Based Compensation</u>

With the formation of the stock-based compensation plan, the company intends to account for stock options under ASC 718 Share Based Payment. Current published financials depart from GAAP in this manner until procedures to do so are implemented.

The Company accounts for stock option issued to its employees under ASC 718 Share-Based Payment. Under ASC 718 share-based compensation costs to employees is measured at the grant date, based on the estimated fair value of the award and is recognized as expense over the employees requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option and warrant valuation model.

<u>Earnings (Loss) per Share</u>

Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share are computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period. Dilutive potential common shares have been excluded from the diluted loss per share calculation because their effect is anti-dilutive.

<u>Impairment of Long-Lived and Intangible Assets</u>

The Company reviews its long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are not considered recoverable, the Company will recognize an impairment charge that is measured by the amount by which the carrying amount exceeds the fair value of the assets.

Patents are amortized on a straight-line basis over a period of up to ten years.

2. PROPERTY AND EQUIPMENT

The following table summarizes the Company's major classes of property and equipment:

	2016	2017
Fleet Inventory	$ 493,429	$ 714,825
Less: Accumulated depreciation	(115,28)	(208,701)
Property and equipment, net	$ 378,148	$ 506,124

3. STOCKHOLDERS' EQUITY

As of December 31, 2017, the Company has authorized, 9,600,189 shares of common stock, and issued 7,787,289, each having a par value of $0.0001.

Shares Issued for Services

In Q4 2016 and continuing through February 2017, the Company sold approximately 800,000 shares of class B stock via the Company's Title III (Reg CF) offering, the $1M in proceeds were largely used to pay deferred payables, provide working capital, and do ongoing product development.

In Q1 2017 and continuing through Q1 2018, the Company sold approximately 800,000 additional shares of class B stock via the Company's 506C (Reg D) offering, the $1M in proceeds were largely used for new product development, debt repayment and to provide working capital.

<u>Warrants & Options</u>

Since its formation, The Company issued warrants for Class A to early investors, strategic partners and institutional investors as an incentive to provide early stage debt to the company, as well as issued options for Class A stock as incentives to key management. These warrants and options are included in the total number of shares on a fully diluted basis as per the companies Capitalization Table (below)

Sol Boards Inc.
Capitalization Table

| | October 31, 2016 | | | | Upon Close of Title III & Partial 506C (Class B offerings) | | | |
| | | | Fully Diluted | | | | Fully Diluted | |
	# of Shares	Outstanding %	# of Shares	Ownership %	# of Shares	Outstanding %	# of Shares	Ownership %
Management & Directors (*)								
John Wildman, *Chairman & CEO*	-	0.0%	246,048	3.8%	-	0.0%	246,048	3.2%
- *Unvested*			266,179	4.2%			266,179	3.4%
Jeff Dowell, *President & COO*	-	0.0%	54,086	0.8%	-	0.0%	54,086	0.7%
- *Unvested*			302,236	4.7%			302,236	3.9%
Ali Fakhari, *CFO -* - *Unvested*			6,570	0.1%			6,570	0.1%
James Williams, *Chief Strategy Officer - Unvested*			6,570	0.1%			6,570	0.1%
Luan Phem, *Sales and Marketing Advisor - Unvested*	7,000	0.3%	29,368	0.5%	7,000	0.3%	29,368	0.4%
Dean Fuschetti, *Board Member, and Family*	413,584	19.0%	2,251,904	35.2%	413,584	14.9%	2,251,904	28.9%
Paul Hodge, *Board Member*	355,193	16.3%	355,193	5.5%	355,193	12.8%	355,193	4.6%
Star Faraon, *Board Member*	494,993	22.7%	494,993	7.7%	494,993	17.8%	494,993	6.4%
Laird Hamilton, *Board Member*	27,401	1.3%	150,676	2.4%	27,401	1.0%	150,676	1.9%
Mike Radenbaugh, *Director Product Develop*	243,588	11.2%	243,588	3.8%	243,588	8.8%	243,588	3.1%
Don Wildman, *Founder Investor*	532,347	24.4%	858,970	13.4%	532,347	19.1%	858,970	11.0%
Approved for Mgmt, *Unallocated & Unvested*			13,412	0.2%			13,412	0.2%
Management & Directors/Founders	2,074,106	95.1%	5,279,793	82.5%	2,074,106	74.5%	5,279,793	67.8%
All Other Shareholders/Note Holders	106,853	4.9%	842,474	13.2%	709,384	25.5%	842,474	10.8%
ExWorks Warrants	-	0.0%	277,922	4.3%	-	0.0%	277,922	3.6%
Total Class A Shares	2,180,959	100.0%	6,400,189	100.0%	2,783,490	100.0%	6,400,189	82.2%
Class B Shareholders					1,387,100	100.0%	1,387,100	17.8%
Total Outstanding Shares					4,170,590		7,787,289	100.0%

(*) Shares listed as "unvested" were awarded pursuant to a Stock Option plan.

(**) Upon the closing of at least $3mln of Class B common, warrants attached to Shareholder Notes Payable must be exercised, resulting in an increase in paid-in capital and reduction of outstanding Notes by approx **$904,000**

4. COMMITMENTS AND CONTINGENCIES

<u>Legal Matters</u>

The Company may, from time to time, become involved in various legal proceedings in the normal conduct of its business. The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company.

The Company has raised equity capital in an offering under Regulation Crowdfunding pursuant to the requirements of Section 4(a)(6) of the Securities Act of 1933, which exempts the offer and sale of securities from certain registration requirements. In the event the Company fails to comply with the rules, regulations and requirements promulgated by

the governing authorities associated with this exempt offering, regulators may require us to remediate a lack of compliance, which could have a material impact to the Company's consolidated financial position or results of operations.

Major Vendors

The Company utilizes one vendor (Microcast Technologies – "MTC") for a significant portion of its product development, including product design, manufacture, and prototyping. Any interruption in the services from MTC could have a significant impact on the Company's ability to develop its product and offer it for sale to future customers.

5. INCOME TAXES

As of December 31, 2016, the Company has calculated a deferred tax asset of approximately $710K. As of December 31, 2017, the Company has calculated a deferred tax asset of approximately $460K. Deferred income tax assets at December 31, 2017 relate primarily to NOL carryforwards and in aggregate sum $1,175,000, which will expire in 2037 and 2038, respectively.

6. RELATED PARTY TRANSACTIONS

During Q1, 2018, MTC provided the Company deferred payment terms for boards delivered to one US client as well as 2 international clients of in total $106,000, which as of April 28th 2018 has not yet be paid.

7. SUBSEQUENT EVENTS

Retreat of US Competition. It would now appear that Golf Skate Caddy (the Company's only US competitor) may have retreated away from the US market, as they discontinued participation at the January 2018 Orlando PGA show, and have not been providing competitive bids to any US courses that GolfBoard has targeted in 2018.

Labor Cost Reductions. Sol Boards has been able to successfully outsource many of its key business functions (including most notably manufacturing & service – to Microcast Technologies (MTC) in Liden, New Jersey, and accounting – to Wells Levitt, in Venice, California, thereby enabling the company to reduce its employee headcount and expenses. As of April 1st, 2018, the Company has just 3 full-time people (President – Jeff Dowell, National Sales Director - Jeff Harbertson, and Director of Communication and Client Relations – Jim Black).

The Company's CEO (John Wildman) and CFO (Ali Fakhari) have agreed to work as consultants on a non-exclusive basis, which helps reduce the Company's payroll and expenses. To assist the Company's with its cost savings initiatives, and to help avoid any potential conflicts of interest, James Williams resigned as Sol Boards CSO effective April 4th, 2018. These salaries, wages, and benefits reduction are projected to save the Company over $25K per month.

Debt Reductions. As of April 2018, the company has fully repaid its ExWorks $400K term loan and reduced its ExWorks revolver of $1.6M to approximately $180K. These reductions in debt to ExWorks reduces the Company's debt service costs by approximately $20K per month.

Successful 506C Offering & Test the Waters Campaign. The Company successfully fully subscribed it 506 C stock offering and raised an additional $177,000 in the first quarter of 2018. This 100% subscription helps set the stage for the Company's planned, Title III and subsequent Title IV offerings. Additionally, the Company has launched a "Test the Waters" campaign to measure investor interest in participating in the Company's future stock offering at a project offering price of $2.05 per share, and has received an indication of interest from 65 potential investors for a total 503,295 shares, for a potential of $1,058,167 in total potential new equity investment in Sol Board Inc.

Board Member Reduction. In Q1, 2018, Laird Hamilton and Paul Hodge resigned from the Company's board of directors, as they have decided to collaborate and focus their attention on the devolvement and growth of Laird Super Foods. However, Laird Hamilton will continue to act as an ambassador of Sol Boards and its products as per the endorsement agreement, and Paul Hodge has agreed to continue to advise the Company. With the resignations of Paul Hodge and Laird Hamilton from the company's board, the 3 remaining directors (John Wildman, Dean Fuschetti, and Starling Faraon) will continue to serve as Company's only directors, until (if and when) the Company decides to appoint additional directors.

Audit Firm Disengagement. The Company must complete an audit of its 2016 and 2017 financial statements prior to proceeding with either its Title III or subsequent Title IV offerings. The completion of the 2016 audit has been delayed by the withdrawal of engagement of its previous audit firm (effective January 1st, 2018). While the Company is currently seeking to replace its audit firm, there can be no assurance that the Company will complete the required audit in time to proceed with its intended Q3 / Q4 2018 Title III offering or Subsequent Title IV Offering and carry out its proposed business plan.

CERTIFICATION

I, John Wildman, Chairman & CEO of Sol Boards, Inc., hereby certify that the

financial statements of Sol Boards included in this Report are true and complete in all material respects.



John Wildman
Chairman & CEO